2017 First Quarter Results Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Operating EBITDA increased 2% on a like-to-like basis

CEMEX



EBITDA variation
-2%
+2%
570
16
586
-3
117
-64
-37
599
-3
-37
559
1Q16
Acq./ div.1
1Q16 pro-forma
Vol.
Price
Var. cost & distr.
Fixed cost & other
1Q17 l-t-l
Acq./ div.2
FX
1Q17

Millions of U.S. dollars
1 Includes US$23 million from Trinidad Cement Limited ("TCL"), which CEMEX began consolidating starting February 2017, and US$7 million from the Fairborn cement plant divestment, which closed in February 2017
2 Includes US$3.4 million of TCL's January 2017 results and US$0.4 million of the Fairborn's cement plant January 2017 results

Higher consolidated ready-mix and aggregates volumes during the quarter, on a like-to-like basis; consolidated cement volumes remained flat

Higher like-to-like consolidated prices for our three core products both on a sequential and on a year-over-year basis

Favorable prices in most of our operations and higher volumes in Mexico and our Europe and South, Central America and the Caribbean regions resulted in a **6% growth in like-to-like sales** during 1Q17

Operating EBITDA increased by 2% during quarter on a like-to-like basis reflecting higher contributions from Mexico and the U.S.

During 1Q17, **operating EBITDA margin declined** by 0.5pp

3

Sixth consecutive quarter with positive net income Controlling interest net income Free cash flow Millions of U.S. dollars 1 Includes Other Cash Items plus Free Cash Flow Discontinued Operations 336 1Q17 3Q16 4Q16 2Q16 1Q16 286 35 205 214 WC Maint. CapEx Net fin. exp. EBITDA1Q17 Taxes Other1 FCF after maint. CapEx FCF 1Q17 -224 -58 -371 -49 -8 -28 -181 559 144 4Q15 -153 Stra-tegic CapEx Higher seasonal requirement of WC during 1Q17, most of this investment should reverse by the end of the year

Reduction of US$470 million in total debt during the first quarter of the year

Total debt plus perpetuals variation



-470
13,073
-1,110
-123
181
86
145
46
305
12,603
4Q16
Divest-ments[1]
Cash balance var.
FCF
TCL shares acq.
TCL debt
Debt FX effect
Other[2]
1Q17

Proceeds from divestments used to meet free cash flow deficit during the quarter and to reduce debt

We have **reduced total debt plus perpetuals** by more than US$2.7 billion since December 2015, representing a reduction of approximately 18%

Acquisition of shares in Trinidad Cement Limited ("TCL") during the quarter

- CEMEX started consolidating TCL starting in February of 2017
- About US$145 million of debt from TCL was recognized as of 1Q17 as part of its consolidation

Millions of U.S. dollars
1 Includes: US$500 million from the divestment of the U.S. Concrete Pipe Business, US$400 million from the divestment of the Fairborn cement plant in the U.S., and US$210 million from the sale of a stake in Grupo Cementos de Chihuahua
2 Includes: US$108 million from the conversion of operating leases to capital leases, US$101 million from lower funding in our securitization programs, US$48 million from financial fees and bond buyback premiums, among others

5

First Quarter 2017 Regional Highlights

Operating EBITDA increased by 31% on a like-to-like basis during 1Q17, with a margin expansion of 0.9pp Daily cement volume improvement reflects positive performance from all sectors, as well as a low base of comparison during 1Q16 Prices for our three core products increased during the quarter on a year-over-year and sequential basis, in local-currency terms In the industrial-and-commercial sector private investment projects were supported by consumption growth The self-construction sector was favored by remittances, job creation and consumption credit In the formal residential sector private bank mortgage lending supported more cement-intensive home investment, and compensated a decline in affordable housing Mexico l-t-l l-t-l % var % var Net Sales 725 633 15% 28% 725 633 15% 28% Op. EBITDA 267 227 18% 31% 267 227 18% 31% as % net sales 36.8% 35.9% 0.9pp 36.8% 35.9% 0.9pp 1Q17 1Q16 % var 3M17 3M16 % var Millions of U.S. dollars 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 10% 10% (5%) Ready mix 7% 7% (8%) Aggregates 4% 4% (13%) Volume 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 20% 20% 9% Ready mix 10% 10% 5% Aggregates 17% 17% 9% Price (LC)

1Q17 operating EBITDA increased by 32% on a like-to-like basis, with a margin expansion of 2.7pp Cement volumes during the quarter remained flat on like-to-like basis, reflecting a difficult base of comparison and significant precipitation in our western states during 1Q17 Cement prices on a like-to-like basis increased 2% sequentially; improved prices reflect the implementation of our January price increases in Florida, Colorado and the North Atlantic Housing starts increased 8% during the quarter with both single and multi-family activity driving growth In the industrial-and-commercial sector construction spending increased 8% year-to-date February United States l-t-l l-t-l % var % var Net Sales 834 849 (2%) 2% 834 849 (2%) 2% Op. EBITDA 118 96 22% 32% 118 96 22% 32% as % net sales 14.1% 11.4% 2.7pp 14.1% 11.4% 2.7pp 1Q17 1Q16 % var 3M17 3M16 % var Millions of U.S. dollars 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement (5%) (5%) (10%) Ready mix (5%) (5%) (4%) Aggregates (7%) (7%) (8%) Volume 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 3% 3% 1% Ready mix 3% 3% 1% Aggregates 5% 5% 5% Price (LC)

Pro-forma regional cement and aggregates volumes increased by 2% and 4%, respectively, while pro-forma regional ready-mix volumes remained flat On a sequential basis, higher prices for our three core products, in local-currency terms In Colombia, daily cement volumes declined by 4% during the quarter, affected by macro challenges the country is facing; we estimate our cement market position remained relatively unchanged sequentially and on a year-over-year basis In Panama, cement volumes, adjusted for volumes to the Canal project, increased by 13% during the quarter Cement volumes from our TCL operations declined by 6% during the quarter South, Central America and the Caribbean l-t-l l-t-l % var % var Net Sales 480 422 14% (1%) 480 422 14% (1%) Op. EBITDA 133 136 (2%) (15%) 133 136 (2%) (15%) as % net sales 27.8% 32.3% (4.5pp) 27.8% 32.3% (4.5pp) 1Q17 1Q16 % var 3M17 3M16 % var Millions of U.S. dollars 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 13% 13% 13% Ready mix 1% 1% 6% Aggregates 7% 7% 9% Volume 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement (3%) (3%) 3% Ready mix 1% 1% 2% Aggregates 1% 1% 1% Volume-weighted, local-currency average prices Price (LC)

Increase in quarterly regional volumes for our three core products In the UK, cement volume decline reflects a high base of comparison with 1Q16, when we had some non-recurring industry sales In Spain, volume growth mainly reflects continued strong activity in the residential sector, as well as reactivation of the industrial and commercial sector In Germany, participation in infrastructure projects like the A100 motorway in Berlin and the Bremerhaven Port Tunnel supported volume growth In Poland, cement volume growth resulted from favorable weather conditions and participation in infrastructure projects such as the Expressway S7 and the Turow power plant; cement prices increased by 2% on a year-over-year basis during the quarter Europe l-t-l l-t-l % var % var Net Sales 711 729 (2%) 5% 711 729 (2%) 5% Op. EBITDA 33 52 (37%) (30%) 33 52 (37%) (30%) as % net sales 4.6% 7.1% (2.5pp) 4.6% 7.1% (2.5pp) 1Q17 1Q16 % var 3M17 3M16 % var Millions of U.S. dollars 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 6% 6% (8%) Ready mix 13% 13% (10%) Aggregates 11% 11% (9%) Volume 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement (1%) (1%) 1% Ready mix (1%) (1%) 4% Aggregates (2%) (2%) 6% Volume-weighted, local-currency average prices Price (LC)

Increase in quarterly regional ready-mix and aggregates volumes reflects positive performance from our operations in Israel Increase in year-over-year regional prices for cement and aggregates, in local-currency terms In the Philippines, quarterly volumes were affected by tough weather conditions, a high base of comparison, and a slower execution of infrastructure projects In Egypt, quarterly volumes mainly reflect a high base of comparison and reduced purchasing power due to high inflation; cement prices increased 16% on a year-over-year basis Asia, Middle East and Africa 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement (19%) (19%) (1%) Ready mix 5% 5% 9% Aggregates 12% 12% (3%) Volume 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 2% 2% (4%) Ready mix 0% 0% 1% Aggregates 3% 3% 0% Volume-weighted, local-currency average prices Price (LC)

First Quarter 2017 1Q17 Results

Operating EBITDA during 1Q17 increased by 2% on a like-to-like basis mainly due to higher contributions from Mexico and the U.S. Cost of sales, as a percentage of net sales, increased by 0.3pp during the quarter, mainly reflecting higher energy costs Operating expenses, as a percentage of net sales, declined by 0.2pp during the quarter mainly driven by our cost reduction initiatives Operating EBITDA, cost of sales and operating expenses l-t-l l-t-l % var % var Net sales 3,137 3,114 1% 6% 3,137 3,114 1% 6% Operating EBITDA 559 570 (2%) 2% 559 570 (2%) 2% as % net sales 17.8% 18.3% (0.5pp) 17.8% 18.3% (0.5pp) Cost of sales 2,127 2,102 (1%) 2,127 2,102 (1%) as % net sales 67.8% 67.5% (0.3pp) 67.8% 67.5% (0.3pp) Operating expenses 658 659 0% 658 659 0% as % net sales 21.0% 21.2% 0.2pp 21.0% 21.2% 0.2pp Millions of U.S. dollars 2017 2016 % var 2017 2016 % var January - March First Quarter

Average working capital days Free cash flow Average working capital days decreased to -1, from 10 days during the same period in 2016 7 10 -4 -1 1

Other income statement items Other income, net, of US$140 million which mainly includes the gain in sale of assets in the United States Foreign-exchange loss of US$66 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar Gain on financial instruments of US$98 million related mainly to the sale of a stake in Grupo Cementos de Chihuahua Gain on discontinued operations of US$152 million related primarily to the gain on disposal of the concrete pipe business in the United States Controlling interest net income of US$336 million, versus an income of US$35 million in 1Q16, mainly reflects higher operating earnings before other expenses, lower financial expenses, better results from financial instruments, and a positive effect in discontinued operations, partially offset by a foreign-exchange loss, higher income tax, and higher non-controlling interest net income Millions of U.S. dollars 35 336 Controlling interest net income 1Q16 1Q17

Debt-related information We repurchased approximately US$475 million of 7.250% senior secured notes due 2021 and 6.500% senior secured notes due 2019 through a cash tender offer We acquired Trinidad Cement Ltd, which resulted in CEMEX recognizing the equivalent of US$145 million of debt as of 1Q17 S&P Global Ratings ("S&P") upgraded our Corporate credit rating in its global scale to “BB-” from “B+” and to “mxA-” from “mxBBB” in its national scale, which will allow CEMEX to potentially access the institutional Mexican bond market. The rating outlook is stable Fitch Ratings revised our outlook to Positive from Stable while affirming our global scale credit rating at “BB-” CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, signed an agreement for a 7-year loan facility for the Philippine peso equivalent of US$280 million, to refinance indebtedness owed to an indirect subsidiary of CEMEX

Millions of U.S. dollars 92 1,549 1,271 790 1,711 1,534 1,664 1,970 586 997 Avg. life of debt: 5.2 years 1 CEMEX has perpetual debentures totaling US$439 million 2 Convertible Subordinated Notes include only the debt component of US$1,166 million; total notional amount is about US$1,211 million CEMEX consolidated debt maturity profile Fixed Income Other bank debt Convertible Subordinated Notes2 Credit Agreement Total debt excluding perpetual notes1 as of March 31, 2017: US$12,164 million

First Quarter 2017 2017 Outlook

2017 guidance 1 Includes US$30 million of maintenance and strategic CapEx for Trinidad Cement Limited 2 Including perpetual and convertible securities Consolidated volumes Cement: 1% - 3% Ready mix: 1% - 3% Aggregates: 0% - 3% Energy cost per ton of cement produced Increase of approximately 5% Capital expenditures1 US$520 million Maintenance CapEx US$210 million Strategic CapEx US$730 million Total CapEx Investment in working capital Investment of approximately US$50 million Cash taxes Approximately US$325 million Cost of debt2 Reduction of approximately US$125 million

Progress of initiatives as of 1Q17 to further bolster our road to investment grade

2016 & 2017

Initiatives	Progress to date	Building Blocks	Targets
Asset divestments	~ US$2.4 billion (~US$230 million to be collected[1])	US$2,408 divestments to date + other divestments + fixed asset sales	US$2.5 billion
Total debt reduction	~ US$2.7 billion	US$2,724 debt reduction to date US$230 divestments to be collected[1] US$2,954 + free cash flow Apr.-Dec. 2017 + other divestments	US$3.5 – 4 billion

1 Includes US$80 million from the divestment of the ready-mix concrete pumping assets in Mexico and US$150 million from the divestment of the Pacific Northwest Materials Business in the U.S.; closing of these transactions is subject to the satisfaction of standard conditions for this type of transactions

20

First Quarter 2017 Appendix

Higher consolidated ready-mix and aggregates volumes during the quarter; consolidated cement volumes remained flat During the quarter, higher year-over-year cement volumes in Mexico and the Europe and South, Central America and the Caribbean regions Higher consolidated prices for our three core products both on a sequential and on a year-over-year basis Consolidated volumes and prices 3M17 vs. 3M16 1Q17 vs. 1Q16 1Q17 vs. 4Q16 Volume (l-t-l 1 ) (0%) (0%) (3%) Price (USD) (0%) (0%) 4% Price (l-t-l 1 ) 6% 6% 3% Volume (l-t-l 1 ) 5% 5% (4%) Price (USD) (2%) (2%) 3% Price (l-t-l 1 ) 1% 1% 2% Volume (l-t-l 1 ) 4% 4% (7%) Price (USD) (2%) (2%) 6% Price (l-t-l 1 ) 2% 2% 5% 1 Like-to-like volumes adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations Aggregates Domestic gray cement Ready mix

Additional information on debt and perpetual notes Euro 22% U.S. dollar 74% Other 4% Fixed 74% Variable 26% Currency denomination Interest rate Fourth Quarter 2017 2016 % var 2016 Total debt 1 12,164 15,555 (22%) 12,635 Short-term 7% 0% 1% Long-term 93% 100% 99% Perpetual notes 439 444 (1%) 438 Cash and cash equivalents 435 1,273 (66%) 558 Net debt plus perpetual notes 12,168 14,726 (17%) 12,516 Consolidated Funded Debt 2 / EBITDA 3 Interest coverage 3 4 3.30 2.68 3.18 First Quarter 1 Includes convertible notes and capital leases, in accordance with IFRS 2 Consolidated Funded Debt as of March 31, 2017 was US$11,258 million, in accordance with our contractual obligations under the Credit Agreement 3 EBITDA calculated in accordance with IFRS 4 Interest expense in accordance with our contractual obligations under the Credit Agreement Millions of U.S. dollars 4.07 5.17 4.22

Additional information on debt and perpetual notes Total debt1 by instrument

1Q17 volume and price summary: Selected countries Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico 10% 8% 20% 7% (1%) 10% 4% 6% 17% U.S. (5%) 3% 3% (5%) 3% 3% (7%) 5% 5% Colombia (2%) (10%) (18%) (4%) 11% 1% (6%) 15% 5% Panama 9% 0% 0% 29% 0% 0% 29% 1% 1% Costa Rica 1% (8%) (4%) (11%) (17%) (14%) (6%) (32%) (29%) UK (10%) (8%) 4% 5% (11%) 1% 0% (11%) 1% Spain 19% (6%) (2%) 1% (1%) 3% 38% 8% 13% Germany 12% (6%) (2%) 14% (5%) (0%) 9% (2%) 3% Poland 8% (1%) 2% 29% (6%) (4%) 80% 7% 10% France N/A N/A N/A 14% (4%) (0%) 20% (7%) (3%) Philippines (9%) (13%) (7%) N/A N/A N/A N/A N/A N/A Egypt (32%) (46%) 16% (6%) (51%) 6% 29% (40%) 31% Ready mix Aggregates 1Q17 vs. 1Q16 1Q17 vs. 1Q16 Domestic gray cement 1Q17 vs. 1Q16

2017 expected outlook: Selected countries Domestic gray cement Ready mix Aggregates Volumes Volumes Volumes Consolidated 1 1% - 3% 1% - 3% 0% - 3% Mexico 0% - 3% 0% - 3% 0% - 3% United States 1 1% - 3% 1% - 3% 1% - 3% Colombia 0% 1% - 3% 1% - 3% Panama 4% - 6% 7% - 9% 7% - 9% Costa Rica 1% - 3% 1% - 3% 0% UK (2%) (2%) (2%) Spain 5% 2% 5% Germany 2% 2% 2% Poland 2% 2% 2% France N/A 6% 7% Philippines 3% N/A N/A Egypt (5%) 0% N/A 1 On a like-to-like basis for the ongoing operations

Definitions 3M17 / 3M16 Results for the first three months of the years 2017 and 2016, respectively Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency Like-to-like percentage variation (l-t-l % var) Percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com Calendar of Events July 26, 2017 Second quarter 2017 financial results conference call October 25, 2017 Third quarter 2017 financial results conference call